EXHIBIT 11

                              ACTV, INC. AND SUBSIDIARIES
                             COMPUTATION OF LOSS PER SHARE


        Three Months Ended March 31,         1998              1999
                                        (as restated)
                                        -------------      ------------


Weighted average shares outstanding..    16,088,087         31,990,224


Common stock equivalents.............            --                 --
                                        -------------      ------------

         Total.......................    16,088,087         31,990,224
                                        =============      ============


Net loss applicable to common
shareholders.........................    $2,772,137         $7,380,471
                                        =============      ============


Basic and diluted loss per common
share                                         $.17               $.23